# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAGNACHIP SEMICONDUCTOR Corp, CIK 0001325702
CUSIP: 55933J203
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: C/O MAGNACHIP SEMICONDUCTOR, LTD., 15F, 76 JIKJI-DAERO, 436BEON-GIL, CHEONGJU-SI, Korea Republic Of (M5), 28581
Date of event which requires filing of this statement: 11/13/2025
Filed by CIK 0002096092
Persons authorized to receive notices and communications: Cristiano Amoruso, Byreforge LLC, 853 Broadway, New York, New York (NY), 10003, 212-451-2300; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Byreforge LLC (CIK 0002096092): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,072,779; sole dispositive power 0; shared dispositive power 3,072,779; aggregate amount beneficially owned 3,072,779 (8.5% of the class)
- Amoruso Cristiano (CIK 0002069371): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,072,779; sole dispositive power 0; shared dispositive power 3,072,779; aggregate amount beneficially owned 3,072,779 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MAGNACHIP SEMICONDUCTOR Corp
Address of issuer's principal executive offices: C/O MAGNACHIP SEMICONDUCTOR, LTD., 15F, 76 JIKJI-DAERO, 436BEON-GIL, CHEONGJU-SI, Korea Republic Of (M5), 28581

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Byreforge LLC, a Delaware limited liability company ("Byreforge"), and Cristiano Amoruso. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

As Managing Partner of Byreforge, Mr. Amoruso may be deemed to beneficially own the shares of Common Stock, par value $0.01 per share (the "Shares"), owned directly by Byreforge.

Each Reporting Person disclaims beneficial ownership of the Shares owned directly by another Reporting Person.
Residence or business address: The principal business address of the Reporting Persons is 853 Broadway, New York, New York 10003.
Present principal occupation or employment: The principal business of Byreforge is investing in securities. The principal occupation of Mr. Amoruso is serving as the Managing Partner of Byreforge.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Byreforge is organized under the laws of the State of Delaware. Mr. Amoruso is a citizen of Italy.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 3,072,779 Shares owned directly by Byreforge is approximately $8,404,195, including brokerage commissions. Such Shares were acquired with Byreforge's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and expect to continue to engage in, discussions with management and Issuer's Board of Directors (the "Board") regarding opportunities for value creation, Board representation and the composition of the Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Issuer's Board of Directors, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 35,981,823 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

As of the close of business on the date hereof, Byreforge owned directly 3,072,779 Shares, constituting approximately 8.5% of the Shares outstanding. By virtue of his relationship with Byreforge, Mr. Amoruso may be deemed to beneficially own the Shares owned directly by Byreforge.
Number of shares as to which each person has sole or shared power to vote or dispose: Byreforge and Mr. Amoruso may be deemed to have shared power to vote and dispose of the Shares reported in this statement owned directly by Byreforge.
Transactions in the class effected during the past sixty days: The transactions in the Shares by Byreforge during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated November 20, 2025

## Signatures
- Byreforge LLC: /s/ Cristiano Amoruso, Cristiano Amoruso, Managing Partner (11/20/2025)
- Amoruso Cristiano: /s/ Cristiano Amoruso, Cristiano Amoruso (11/20/2025)